EXHIBIT 23(a)

The Board of Directors and Stockholders of Citicorp:


We consent to the incorporation by reference in the Registration Statement filed on February 15, 1996 on Form S-8 of Citicorp of our report dated January 17, 1995, relating to the consolidated balance sheets of Citicorp and its subsidiaries as of December 31, 1994 and 1993, the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994, and the related consolidated balance sheets of Citibank, N.A. and subsidiaries as of December 31, 1994 and 1993, and to the reference to our firm under the headings "Experts" in the Registration Statement. Our report with respect to these financial statements, which contains an added explanatory paragraph, is included in the 1994 Citicorp Annual Report and Form 10-K.


KPMG Peat Marwick LLP

New York, New York

February 15, 1996